UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: October 20, 2016

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On October 19, 2016, Fly Leasing Limited (the “Company”) completed an amendment of its senior secured term loan (the “Term Loan”), extending the maturity date from August 2019 to February 2022.  In addition, until April 2017, the Term Loan can be prepaid in whole or in part for an amount equal to 101% of the outstanding principal amount being repaid.  Thereafter, the Term Loan can be prepaid in whole or in part at par.

The Company paid a one-time fee of 0.25% of the current outstanding principal amount under the Term Loan to its lenders in connection with this extension.  All other terms and conditions of the Term Loan remain the same.

Exhibit

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

10.1
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date:	October 20, 2016	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

10.1
Second Amendment to Credit Agreement, dated as of October 19, 2016, among Fly Funding II S.à r.l., each Borrower Party named therein, the Consenting Lenders and the Replacement Lenders named therein, Wells Fargo Bank Northwest, National Association, as Collateral Agent, and Citibank N.A., in its capacity as Administrative Agent.